Exhibit 12.1

Sterling Bancshares

(in thousands)

Sterling Bancshares

Ratio of Earnings to Combined Fixed Charges

	Nine months ended	Year ended December 31,
	September 30, 2008	2007	2006	2005	2004	2003
Pre-tax income	42,583,347	78,670,607	67,778,590	52,173,709	34,446,378	42,391,000
Fixed Charges
Other interest	16,587,432	17,718,011	27,319,910	25,699,455	13,456,853	13,999,000
Net Rent expense (1/3)	2,562,920	3,013,682	1,741,748	1,422,740	1,205,855	1,166,667
Preferred stock dividends	—	—	—	—	—	—

Excluding interest on deposits	19,150,352	20,731,693	29,061,658	27,122,195	14,662,708	15,165,667
Interest on deposits	43,042,624	84,907,310	55,605,002	28,672,446	17,479,751	19,360,000

Including interest on deposits	62,192,976	105,639,003	84,666,660	55,794,641	32,142,458	34,525,667
Total Earnings
Including interest on deposits	104,776,323	184,309,610	152,445,250	107,968,350	66,588,836	76,916,667
Excluding interest on deposits	61,733,698	99,402,299	96,840,248	79,295,904	49,109,086	57,556,667
Ratio of Earnings to Combined Fixed Charges
Including interest on deposits	1.68	1.74	1.80	1.94	2.07	2.23
Excluding interest on deposits	3.22	4.79	3.33	2.92	3.35	3.80

For purposes of computing the ratios of earnings to combined fixed charges, earnings represent net income from continuing operations plus applicable income taxes and fixed charges. Fixed charges include gross interest expense, other than interest on deposits in one case and inclusive of such interest in the other, and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. The interest factor attributable to rentals consists of one-third of rental charges, which we deem to be representative of the interest factor inherent in rents.